U.S. SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                             SEC FILE NUMBER 1-1302

                             CUSIP NUMBER 37933T209

                                  (Check One):

           |x| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K
                  |_| Form 10-Q and Form 10-QSB |_| Form N-SAR

                  For Period Ended: March 31, 1999

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

      For the Transition Period Ended:

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             Read Attached Instruction Sheet Before Preparing Form
                              Please Print or Type

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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Part I -- Registrant Information

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      Full Name of Registrant
      Former Name if Applicable

      Global Gold Corporation

      Address of Principal Executive Office (Street and Number)

      734 Franklin Avenue, Suite 383
      Garden City, New York 11530-4525

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Part II -- Rules 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box if appropriate.) |X| Yes |_| No

      (a) The reasons defined in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      See Part III below.

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifthteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                                                       N/A

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Part III -- Narrative
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      State below in reasonable detail the reasons why Form 10-K and Form
10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period.

      Global Gold Corporation (the "Company") is waiting for the completion of its unaudited financial statement to be included in its Report on Form 10-KSB for the quarter ended March 31, 1999. The completion of such report has been delayed due to management's review of certain items therein. The Company intends to file its Report on Form 10-QSB for the year ended March 31, 1999 promptly after the receipt of such unaudited financial statement.


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Part IV -- Other Information
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      (1) Name and telephone number of person to contact in regard to this notification

Stephen R. Field, Esq.                              (212)         332-6s050
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       (Name)                                    (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                  |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations for the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            Global Gold Corporation
                            -----------------------

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 1999                 By /s/ Drury J. Gallagher
                                     ---------------------------
                                     Drury J. Gallagher,
                                     Chairman and
                                     Chief Executive Officer


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                         ATTACHMENT OF FORM 12B-25 FOR

                             GLOBAL GOLD CORPORATION

                    PART IV (3) - EXPLANATION OF SIGNIFICANT
                        CHANGE IN RESULTS OF OPERATIONS

            The Registrant's expenses for the quarter ended March 31, 1999 were estimated to be significant lower than those for the quarter ended March 31, 1998. Such reduction was attributable to the significantly lower legal and administrative expenses incurred by the Registrant during the quarter ended March 31, 1999.


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